

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Mr. James Guerra
Chief Operating Officer and Chief Financial Officer
Lightbridge Corporation
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

      Re: Lightbridge Corporation
               Form 10-K for the fiscal year ended December 31, 2011
               Filed February 22, 2012
               File No. 001-34487

Dear Mr. Guerra:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Daniel L. Gordon

                                   Daniel L. Gordon
                                   Branch Chief